Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2014 and 2013, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, February 18, 2015. Unless noted otherwise, all amounts shown are in thousands of dollars, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This report contains "forward-looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing and amount of estimated future production and grades and associated cash operating costs per ounce; the timing for transforming and the ability to transform Wassa and Prestea into lower cost producers; placing Bogoso on care and maintenance; the results of the Wassa preliminary economic assessment (“PEA”) for combined operations, including the post-tax internal rate of return and net present value (including assumed discount rates); the timing for first production from Wassa underground; the life of mine at Wassa and Wassa underground; pre-production capital costs, cash operating costs and all-in sustaining costs for Wassa underground, and future work to be completed at Wassa underground; the timing for completion of a feasibility study at Wassa underground; the timing for mining equipment to be delivered and construction of the decline to commence at Wassa underground and for the Prestea Underground Mine; the results of the Prestea PEA, including initial capital expenditures, cash operating costs per ounce and all-in sustaining costs; Bogoso cash flows for 2015; capital spending at Wassa and Bogoso for 2015; working capital, debt repayments and requirements for additional capital and sources of funding for operations and capital projects.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2013. Additional risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2014, which will be filed on SEDAR at www.sedar.com. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to National Instrument 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2013 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on a preliminary economic assessment of the Wassa open pit mine and underground project in Ghana” effective date October 30, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2014; and (iii) Prestea Underground - “NI 43-101 Technical Report on Preliminary Economic Assessment for the Shrinkage Mining of the West Reef Resource, Prestea Underground Mine, Ghana” effective date December 18, 2013.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.
OVERVIEW OF GOLDEN STAR
Golden Star is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada , Ghana and with the SEC in the United States.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		For the three months ended December 31,		For the years ended December 31,
OPERATING SUMMARY		2014	2013	2014	2013
Wassa gold sold	oz	25,831	44,337	112,831	185,807
Bogoso gold sold	oz	46,254	31,093	147,957	144,999
Total gold sold	oz	72,085	75,430	260,788	330,806
Average realized gold price	$/oz	1,201	1,273	1,261	1,414

Cash operating cost per ounce - Wassa[1]	$/oz	908	881	971	805
Cash operating cost per ounce - Bogoso[1]	$/oz	926	1,391	1,180	1,361
Cash operating cost per ounce[1]	$/oz	919	1,091	1,090	1,049
All-in sustaining cost per ounce[1]	$/oz	1,059	1,373	1,252	1,326

FINANCIAL SUMMARY
Gold revenues	$'000	86,586	96,034	328,915	467,796
Cost of sales excluding depreciation and amortization	$'000	71,410	88,549	304,912	377,140
Depreciation and amortization	$'000	8,150	9,673	26,219	59,966
Mine operating margin/(loss)	$'000	7,026	(2,188)	(2,216)	30,690
General and administrative expense	$'000	2,819	5,097	16,367	21,515
(Gain)/loss on fair value of 5% Convertible Debentures	$'000	(1,501)	1,624	538	(51,967)
Impairment charges	$'000	57,747	159,704	57,747	355,624
Income tax recovery	$'000	(254)	(1,518)	(254)	(12,331)

Net loss attributable to Golden Star shareholders	$'000	(48,155)	(148,576)	(73,079)	(265,892)
Adjusted net income/(loss) attributable to Golden Star shareholders[2]	$'000	8,825	(6,466)	(12,234)	(21,493)
Net loss per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.19)	(0.57)	(0.28)	(1.03)
Adjusted net income/(loss) per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	0.03	(0.02)	(0.05)	(0.08)

Cash flow provided by/(used in) operations	$'000	4,316	(2,463)	2,411	59,246
Cash provided by operations before working capital changes[3]	$'000	11,682	2,866	3,088	30,328
Cash provided by/(used in) operations per share - basic and diluted	$/share	0.03	(0.01)	0.01	0.23
Cash provided by operations before working capital changes per share - basic and diluted[3]	$/share	0.05	0.01	0.01	0.12

Capital expenditures	$'000	9,219	22,513	33,655	102,867
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders to net income/(loss) attributable to Golden Star shareholders and net income/(loss) per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided by/(used in) operations before working capital changes and cash provided by/(used in) operations before working capital changes per share.

•
Consolidated cash operating cost per ounce was $1,090 in 2014, 4% higher compared to $1,049 in 2013. Wassa's cash operating cost per ounce was $971 in 2014 compared to $805 in 2013. Bogoso's cash operating cost per ounce was $1,180 in 2014 compared to $1,361 in 2013. The decrease in cash operating cost per ounce at Bogoso was a result of lower strip ratio and lower mining costs at Chujah as the mine realized the benefits of the betterment stripping that was completed in May 2014. Although Bogoso achieved its lowest cash operating cost per ounce in four years, the reduction was more than offset by the increase in cash operating cost per ounce at Wassa. The higher cash operating cost per ounce at Wassa was due to the lower grades and lower throughput in 2014 as Father Brown mining was completed in May 2014. For the fourth quarter of 2014, consolidated cash operating cost per ounce totaled $919 compared to consolidated cash operating cost per ounce of $1,091 for the same period in 2013. Bogoso achieved its lowest quarterly cash operating cost per ounce in four years, averaging $926 for the fourth quarter of 2014, down from $1,391 per ounce during the same period in 2013. Wassa's cash operating cost per ounce totaled $908 in the fourth quarter of 2014, up from $881 in the same period in 2013 as a result of lower gold production due to lower grades and lower throughput. Mining at the Father Brown pit was completed in May 2014, and as a result, there was no higher grade ore processed from the Father Brown pit in the fourth quarter of 2014.

•
Gold sales of 260,788 ounces in 2014 were 21% lower than the 330,806 ounces sold in 2013. The decrease in gold sales were due mainly to the lower throughput, lower grades processed and lower recovery achieved at Wassa as a result of the completion of mining of the Father Brown pit in May 2014. Bogoso gold sales increased by 2% in 2014 compared to 2013 whereas Wassa gold sales decreased by 39%. For the fourth quarter of 2014, gold sold decreased marginally to 72,085 ounces, from 75,430 ounces sold during the same period in 2013 due mainly to the lower throughput and lower grades processed in Wassa. Throughput at Wassa was affected in the fourth quarter of 2014 by the load shedding plan adopted in support for the Ghanaian Ministry of Power's effort to resolve the power supply deficit in Ghana. The completion of mining from the Father Brown pit in May 2014 also contributed to less ore processed and lower ore grades processed at Wassa.

•
Gold revenues totaled $328.9 million for the year ended December 31, 2014, compared with $467.8 million in 2013, due to a decline in realized gold prices and lower gold production. The average realized gold price decreased from $1,414 per ounce in 2013 to $1,261 in 2014. Gold revenues for the fourth quarter of 2014 decreased to $86.6 million compared to $96.0 million in the same period in 2013, due to the decline in gold prices and fewer ounces sold. The average realized gold price decreased from $1,273 per ounce in the fourth quarter of 2013 to $1,201 in the fourth quarter of 2014.

•
Mine operating expenses totaled $297.5 million, down $41.7 million from $339.0 million incurred in 2013. The decrease in mine operating expenses at Wassa was due to lower contract mining costs and lower haulage costs incurred in 2014 compared to 2013. The decrease in mine operating expenses at Bogoso was a result of 42% lower tonnage mined in 2014 compared to 2013. For the fourth quarter of 2014, mine operating expenses decreased to $70.9 million compared to $84.8 million in the same period in 2013, due to lower mining and haulage costs at Wassa and lower mining costs at Bogoso. The decrease in mine operating expenses at Wassa was due to lower contract mining costs and lower haulage costs incurred during the fourth quarter compared to the same prior year period as mining at the Father Brown pit was completed at the end of the second quarter of 2014. The decrease in mine operating expenses at Bogoso was a result of lower tonnage mined in the fourth quarter of 2014 compared to same period in 2013.

•
Depreciation and amortization expense for 2014 decreased to $26.2 million, from $60.0 million in 2013. For the fourth quarter of 2014, depreciation and amortization expense decreased to $8.2 million, down from $9.7 million in the same period in 2013. The net book value of the Company's mining property and plant and equipment decreased due to impairment charges recorded during 2013, and resulted in a decrease in depreciation and amortization expense in the full year and fourth quarter of 2014.

•
General and administrative costs decreased by 24%, to $16.4 million in 2014 down from $21.5 million in 2013. For the fourth quarter of 2014, general and administrative costs totaled $2.8 million, down from $5.1 million in the same period in 2013. The decrease in head office costs resulted in lower general and administrative costs for the fourth quarter and for the full year of 2014 compared to the same periods in 2013.

•
The Company recorded a non-cash fair value loss of $0.5 million on the 5% Convertible Debentures in 2014 compared to a non-cash fair value gain of $52.0 million in 2013. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. The non-cash fair value gain in the prior year was a result of a change in the risk profile of the 5% Convertible Debentures as gold prices declined significantly during 2013. For the fourth quarter of 2014, the Company recorded a non-cash fair value gain of $1.5 million on the 5% Convertible Debentures compared to a non-cash fair value of $1.6 million recorded in 2013.

•
Income tax recovery for 2014 totaled $0.3 million compared to $12.3 million in 2013. A deferred tax recovery of $32.9 million relating to the impairment charges was recorded on the Wassa long term assets for 2013, partially offset by the Wassa current tax expense of $20.6 million for the year ended December 31, 2013. Income tax recovery for the fourth quarter of

2014 totaled $0.3 million, as compared to $1.5 million income tax expense in the same period in 2013. The lower tax expense compared to the same prior year quarter was due to the lower net income generated by Wassa compared to 2013.

•
An Impairment charge of $57.7 million was recorded for 2014 compared to $355.6 million for 2013. The impairment charge for 2014 was comprised of $30.0 million on Bogoso refractory assets, $18.0 million on materials and supplies inventory and $9.7 million on exploration and evaluation assets compared to the $355.6 million impairment of both Wassa and Bogoso assets in 2013.

•
Net loss attributable to Golden Star shareholders for 2014 totaled $73.1 million or $0.28 loss per share, compared with a net loss of $265.9 million or $1.03 loss per share for 2013. An impairment charge of $57.7 million was recorded in 2014 compared to $355.6 million in 2013 and was partially offset by a $52.0 million gain on the fair value of the 5% Convertible Debentures in 2013. For the fourth quarter of 2014, net loss attributable to Golden Star shareholders totaled $48.2 million or $0.19 loss per share compared to a net loss of $148.6 million or $0.57 loss per share for the same period in 2013. The net loss was lower in the fourth quarter of 2014 as an impairment charge of $57.7 million was recorded during the fourth quarter of 2014 compared to impairment charge of $159.7 million in the same period of 2013.

•
Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $12.2 million in 2014, compared to $21.5 million for 2013. Adjusted net loss attributable to Golden Star shareholders for the fourth quarter totaled $8.8 million, compared to $6.5 million for the same period in 2013.

•
Cash provided by operations before working capital changes was $3.1 million for the year ended December 31, 2014, compared to $30.3 million in 2013 primarily as a result of the lower gold production in 2014. Cash provided by operations decreased in 2014 compared to 2013 due to lower gold revenues resulting from lower realized gold prices and less gold ounces sold compared to 2013. Cash provided by operations before working capital changes totaled $11.7 million for the fourth quarter of 2014, compared to $2.9 million for the same period in 2013. Cash provided by operations increased for the fourth quarter of 2014 compared to the same prior year period due to lower mine operating expenses incurred.

•
Capital expenditures for 2014 totaled $33.7 million compared to $102.9 million in 2013. During 2014, the major capital expenditures at Wassa included $7.9 million on development drilling below the Wassa Main pit. Capital expenditures at Bogoso in 2014 included $6.0 million on Prestea Underground and $5.9 million of capitalized betterment stripping costs at the Chujah pit. Capital expenditures at Wassa and Bogoso for the fourth quarter totaled $9.2 million compared to $22.5 million incurred in the same period in 2013. Capital expenditures were lower compared to 2013 as a result of the Company focusing 2014 capital spending on the development projects at Wassa and Prestea as well as the Chujah stripping that was completed in May 2014.

OUTLOOK FOR 2015
Production and cost guidance

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	105 - 120	850 - 990	$41
Bogoso	145 - 155	870 - 960	15
Consolidated	250 - 275	860 - 980	$56
Production and cash operating costs
Wassa - Production is expected to be maintained at approximately the same level as 2014. Steady improvement in feed grade to the processing plant is expected as pit depth increases, which should result in improvement of cash operating costs per ounce.
Bogoso - Production is expected to be similar to 2014. The refractory operation is expected to contribute approximately 130,000 to 135,000 ounces in 2015 prior to a planned suspension in late 2015 (See "Bogoso refractory operation" in Corporate Development section below). The remaining gold production at Bogoso is expected to be contributed by the tailings reclaim operation.
Capital expenditures
Wassa - The Company expects to spend $41 million in development capital expenditures, $27 million of which relates to development of the Wassa underground mine. The remaining amount is expected to be spent on sustaining capital expenditures such as plant upgrades and purchases of equipment.
Bogoso - The Company expects to spend $13 million in development capital expenditures and $2 million in sustaining capital expenditures. Capital expenditures of $13 million are expected to be incurred on development of the Prestea Underground Mine.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices decreased marginally from $1,202 per ounce at the beginning of 2014 to $1,199 per ounce at the end of year. The Company realized an average gold price of $1,261 per ounce for gold sales during 2014, 11% lower than the average realized price of $1,414 per ounce for 2013 due to the decline in average spot price of gold. The spot gold price on February 18, 2015 was $1,206 per ounce.
$25 million Medium Term Loan Facility from Ecobank
During the third quarter of 2014, the Company through its subsidiary Golden Star (Wassa) Limited entered into an agreement with Ecobank Ghana Limited regarding a $25 million secured Medium Term Loan Facility ("Ecobank Loan II") in addition to the $50 million facility entered into in July 2013 ("Ecobank Loan I"). The loan will be available to finance the development of an underground mine at Wassa. The loan has a repayment term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate on the loan is three month LIBOR plus 11% per annum, payable monthly in arrears beginning a month following an initial drawdown. Payment of principal commences six months following the initial drawdown and is payable thereafter quarterly. The Company will be required to adhere to certain financial covenants from the end of 2016. The Company has twelve months to drawdown the loan. At December 31, 2014, the Company has not made any drawdown on this facility.
Bogoso refractory operation
The refractory operation at Bogoso will be suspended and placed on care and maintenance when the Bogoso North and Chujah pits are mined out in late 2015. This is in keeping with the Company's strategy of lowering the cash operating cost per ounce by focusing future mining and processing on non-refractory ore types which require lower processing costs than refractory ores.
The Company recorded impairment charges of $48.0 million on Bogoso assets at December 31, 2014 as a result of the planned suspension of refractory operation. Mining property related impairment charges totaled $30.0 million, which comprised of $11.7 million relating to mine property, $9.3 million relating to construction in progress and $9.0 million relating to property, plant and equipment. These impairment charges represent the excess of carrying values over the recoverable amounts of the Bogoso refractory assets. An additional $18.0 million of materials and supplies inventory at the Bogoso refractory operation were also written down. Based on a review of the inventory turnover and the expected inventory usage prior to the suspension of the refractory operation it was determined that the net realizable value exceeded the cost of the inventory, resulting in the $18 million write off.

The Company is currently developing a care and maintenance plan to maintain the refractory processing plant subsequent to suspension of the plant and are in the process of determining the associated care and maintenance, holding and employee severance costs. The Company currently estimates employee severance to be between $12 million to $16 million which is expected to be incurred and expensed in 2015.
Write down of exploration and evaluation assets
The Company recorded a write down of $9.7 million on exploration and evaluation assets as the Company has determined that it is unlikely that development on these exploration and evaluation assets will proceed at current expected gold prices.
Power restrictions in Ghana
Since December 2014, the Volta River Authority ("VRA"), the Ghana government's subsidiary which controls Ghanaian power supply, has rationed electric power to all power users in Ghana, including the mining sector. Ghana's major power generating source, the Akosombo Hydroelectric Power Station on the Volta river has cut back its power output over the past several months due to historical low water levels in the Akosombo reservoir which feeds the Akosombo power plant. Rainfall over the last several months has not been sufficient to restore the reservoir water levels to a point that would allow continuous unrestricted operations. Additionally, the thermal power plants are running significantly below capacity causing a further power shortfall of almost 300 megawatts in Ghana.
Ghana has implemented both short and long-term remediation plans to bring the power supply back to capacity. These projects include increasing the gas supply, construction of power barges, construction of a power plant and pursuing solar, wind, liquefied natural gas and oil projects.
In light of the power supply deficit in Ghana, the Company supported the Ghanaian Ministry of Power's load shedding plan in December 2014. The reduction in power usage was achieved by a combination of (i) reducing the plant throughput at Wassa, (ii) limiting activities at the Prestea underground mine and (iii) operating our stand-by diesel generating capacity. By taking these actions, the Company was able to continue operations at Wassa and Bogoso but the high cost of diesel for our generators has contributed to higher operating costs.

DEVELOPMENT PROJECTS UPDATE
Wassa
Preliminary Economic Assessment ("PEA")
The PEA on the development of an underground mining operation at Wassa has been completed and published on SEDAR. It is the Company's objective to develop an underground mine at Wassa that will operate in conjunction with the existing open pit mine. A Mineral Resource estimate for Wassa, on which this PEA was based, was recently updated. Below is a summary of the results of the Wassa PEA:

•	Assuming an open pit and underground mining scenario, total Measured and Indicated Mineral Resources at Wassa are now 35.7 million tonnes at 2.22 g/t Au for 2.5 million ounces of gold

•	Substantial increase in Inferred Mineral Resources at Wassa to 9 million tonnes at an average grade of 3.88g/t for 1.1 million ounces of gold

•	Post-tax internal rate of return of 129% estimated for Wassa mine, at $1,300 per ounce gold price

•	Net present value of $350 million estimate for Wassa mine based on discount rate of 5% and $1,300 per ounce gold price

•	Pre-production incremental capital expenditure for Wassa underground estimated at $41 million

•	First production from Wassa underground expected in early 2016, with an estimated mine life of ten years thereafter for combined operation

•	Estimated cash operating cost of $684 per ounce for the combined Wassa operations over the life of the mine

•	Estimated all-in sustaining costs of $778 per ounce for combined Wassa operations over the life of the mine

•	Work has commenced on a feasibility study and the construction of exploration decline is expected to commence in the second quarter of 2015
Prior to year end, Wassa received the necessary permits to commence development of an exploration decline which will facilitate definition drilling and obtaining a bulk sample of the higher grade ore below the Wassa Main pit. Should the feasibility study on a combined open pit and underground mining operation have a favourable outcome and the necessary underground mining permits be received, the decline will be the primary access to the underground operation.
Orders were placed in December 2014 for the underground mining equipment. This equipment is expected to be delivered in the first quarter of 2015 which will allow for construction of the decline to start in the second quarter of 2015.
Bogoso
Prestea Underground Mine
The PEA on the development of the Prestea Underground Mine has been completed and published on SEDAR. The PEA is based on development of a non-mechanized mining operation at Prestea. The capital expenditure associated with a non-mechanized mine is substantially lower and delivers better internal rate of return than the previously contemplated mechanized mining option. Below is a summary of the results of the PEA for the Prestea Underground Mine:

•	Post-tax internal rate of return of 72% at $1,200 per ounce gold price

•	Net present value of $121 million estimate for Prestea mine based on discount rate of 5% and $1,200 per ounce gold price

•	Initial capital expenditure of approximately $40 million required to first production

•	Total project life of five years, after one year of development

•	Estimated cash operating cost of $370 per ounce

•	Estimated all-in sustaining costs of $518 per ounce

•	Payback period of 2.5 years from the start of development
During 2014, the Company incurred capital expenditures totaling $8.6 million for the Prestea Underground Mine. The shrinkage mining feasibility study has been commenced and is expected to be completed during the second quarter of 2015. The Company expects to incur a total of $12.6 million of capital expenditures on the Prestea Underground Mine in 2015, which include expenditures relating to track rehabilitation, water pumping and shaft steel replacement.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		For the three months ended December 31,		For the years ended December 31,
		2014	2013	2014	2013
WASSA FINANCIAL RESULTS
Revenue	$'000	$30,979	$56,530	$142,734	$263,072

Mine operating expenses	$'000	26,559	39,168	114,667	145,484
Royalties	$'000	1,550	2,829	7,144	13,171
Operating costs from/(to) metals inventory	$'000	(3,107)	(98)	(4,326)	4,411
Cost of sales excluding depreciation and amortization	$'000	25,002	41,899	117,485	163,066
Depreciation and amortization	$'000	4,439	5,442	14,619	40,883
Mine operating margin	$'000	$1,538	$9,189	$10,630	$59,123

Capital expenditures	$'000	5,941	8,634	16,406	33,570

WASSA OPERATING RESULTS
Ore mined	t	653,061	557,869	2,656,064	2,053,259
Waste mined	t	2,830,078	3,667,459	12,398,568	13,258,797
Ore processed	t	651,462	711,348	2,629,029	2,695,284
Grade processed	g/t	1.32	2.02	1.41	2.29
Recovery	%	93.4	93.2	92.7	94.5
Gold sales	oz	25,831	44,337	112,831	185,807

Cash operating cost per ounce[1]	$/oz	908	881	971	805
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended December 31, 2014 compared to three months ended December 31, 2013
Production
Gold sales were 25,831 ounces for the fourth quarter of 2014, a 42% decrease from the 44,337 ounces sold during the same period of 2013. Production was impacted by a 35% reduction in ore grade processed and a 8% reduction in throughput compared to the same prior year period. Throughput was affected by the load shedding plan adopted in support for the Ghanaian Energy Commission's effort to resolve the power supply deficit in Ghana. The completion of mining at the Father Brown pit in May 2014 resulted in lower grade ore processed in the fourth quarter of 2014 as compared to the same prior year period.
Gold revenues
Gold revenues were $31.0 million for the fourth quarter of 2014, compared to $56.5 million for the same period in 2013. The decrease was due to a 42% decrease in gold production and a 6% decline in the average realized gold price from $1,275 per ounce for the quarter ended December 31, 2013 to $1,199 per ounce for the quarter ended December 31, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $25.0 million during the fourth quarter of 2014, $16.9 million lower than the $41.9 million incurred during the same period of 2013. The lower cost of sales is mainly related to the $12.6 million decrease in mine operating expenses as a result of lower mining and lower haulage costs incurred following completion of mining at the Father Brown pit in the second quarter of 2014. Inventory build up and lower royalty expense also contributed to the lower cost of sales excluding depreciation and amortization for the fourth quarter of 2014. Royalty expense was lower as a result of lower gold revenue in the fourth quarter compared to same prior year period.

Depreciation and amortization
Depreciation and amortization for the fourth quarter of 2014 decreased to $4.4 million from $5.4 million during the same prior year period as a result of impairment charges recorded in 2013 which reduced the carrying value of Wassa's assets for the current year.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the fourth quarter of 2014 was $908, up 3% from $881 in the same prior year period. Despite cash operating costs for the fourth quarter of 2014 being lower than the same period period of 2013, cash operating cost per ounce was slightly higher due to lower gold production.
Capital expenditures
Capital expenditures for the fourth quarter of 2014 totaled $5.9 million compared with $8.6 million during the same period in 2013. Sustaining capital expenditures totaled $2.2 million during the three months ended December 31, 2014 compared to $5.9 million incurred the comparable period of 2013. Development capital expenditures totaled $3.7 million during the three months ended December 31, 2014 and $2.7 million in the same period of 2013. $1.5 million of development capital expenditures in the fourth quarter related to development drilling below the Wassa Main pit.
Year ended December 31, 2014 compared to year ended December 31, 2013
Production
Gold sales were 112,831 ounces for 2014, a 39% decrease from the 185,807 ounces sold during 2013. Production was impacted by the lower grade ore processed and lower recovery as the Company completed mining at the higher grade Father Brown pit during the second quarter of 2014.
Gold revenues
Gold revenues were $142.7 million for 2014, compared to $263.1 million for 2013. The decrease was due to a 39% decrease in gold production and the decline in the average realized gold price from $1,416 per ounce for the year ended December 31, 2013 to $1,265 per ounce for the year ended December 31, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa was $117.5 million for 2014, $45.6 million lower than the $163.1 million incurred during 2013. The lower cost of sales is mainly related to the $30.8 million decrease in mine operating expenses due to lower contract mining costs, lower haulage and salaries costs incurred as a result of completion of mining of the Father Brown pit during the second quarter of 2014. Inventory build up and lower royalty expense also contributed to the lower cost of sales excluding depreciation and amortization for 2014. Royalties were lower as a result of lower gold sales in 2014 compared to 2013.
Depreciation and amortization
Depreciation and amortization for 2014 decreased to $14.6 million from $40.9 million in 2013. The decrease is a result of impairment charges recorded in 2013 which reduced the carrying value of Wassa's assets for 2014.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for 2014 totaled $971, up 21% from $805 in 2013. Wassa's cash operating costs of $109.5 million for the year ended December 31, 2014 were 27% lower than the $149.6 million incurred during 2013; however, due to lower grades, the 39% decrease in ounces of gold sold compared to 2013 more than offset the lower total cash operating costs, resulting in higher cash operating costs per ounce.
Capital expenditures
Capital expenditures for 2014 were $16.4 million compared with $33.6 million in 2013. Sustaining capital expenditures were $4.6 million for the year ended December 31, 2014 compared to $17.7 million incurred in 2013. Development capital expenditures were $11.8 million for the year ended December 31, 2014 and $15.9 million in 2013. Development capital expenditures in 2014 included $7.9 million in development drilling at the Wassa Main pit and $2.9 million on the tailings storage facility.

BOGOSO OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana. Bogoso operates a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). The Company plans to suspend the refractory mining operation and place the Bogoso refractory processing plant on care and maintenance in the second half of 2015. Bogoso also has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) with capacity of up to 1.5 million tonnes per annum.
Through Bogoso, the Company owns the Prestea Underground Mine, which is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities.

		For the three months ended December 31,		For the years ended December 31,
		2014	2013	2014	2013
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$55,607	$39,504	$186,181	$204,724

Mine operating expenses	$'000	44,362	45,649	182,864	193,490
Royalties	$'000	2,782	1,977	9,315	10,243
Operating costs from/(to) metals inventory	$'000	(736)	(976)	(4,752)	10,341
Cost of sales excluding depreciation and amortization	$'000	46,408	46,650	187,427	214,074
Depreciation and amortization	$'000	3,711	4,231	11,600	19,083
Mine operating margin/(loss)	$'000	$5,488	$(11,377)	$(12,846)	$(28,433)

Capital expenditures	$'000	3,278	13,879	17,249	69,079

BOGOSO OPERATING RESULTS
Ore mined refractory	t	729,921	539,882	2,690,760	1,755,039
Ore mined non-refractory	t	—	545	—	391,289
Total ore mined	t	729,921	540,427	2,690,760	2,146,328
Waste mined	t	1,694,068	5,063,279	12,169,105	23,409,092
Refractory ore processed	t	665,123	563,204	2,542,273	2,352,314
Refractory ore grade	g/t	2.73	1.59	2.30	2.24
Gold recovery – refractory ore	%	72.2	60.6	70.3	68.7
Non-refractory ore processed	t	331,769	475,835	1,382,213	1,190,954
Non-refractory ore grade	g/t	1.02	1.07	0.96	1.39
Gold recovery - non-refractory ore	%	39.4	46.1	39.2	48.1
Gold sold refractory	oz	41,968	23,972	130,208	119,856
Gold sold non-refractory	oz	4,286	7,121	17,749	25,143
Gold sales (total)	oz	46,254	31,093	147,957	144,999

Cash operating cost per ounce [1]	$/oz	926	1,391	1,180	1,361
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended December 31, 2014 compared to three months ended December 31, 2013
Production
Bogoso gold sales were 46,254 ounces for the fourth quarter of 2014 compared to 31,093 ounces during the same period of 2013. Refractory gold sales increased to 41,968 ounces in the fourth quarter of 2014 from the 23,972 ounces sold in the same period of 2013 due to higher plant throughput, higher ore grade and higher recovery. The higher refractory ore grade in 2014 was due to higher ore grades mined at depth from the Chujah and Bogoso North pits.

Non-refractory gold sales decreased to 4,286 ounces in the fourth quarter of 2014, down 40% from the 7,121 ounces sold in the same period of 2013. The decrease in sales in the non-refractory operation was due to lower recovery and lower grade feed from the tailings reclaim material during this quarter compared to the same prior year period.
Gold revenues
Gold revenues for the fourth quarter of 2014 were $55.6 million, up $16.1 million from $39.5 million in the fourth quarter of 2013. Gold sold totaled 46,254 ounces in the fourth quarter of 2014, up 49% ounces from 31,093 ounces sold in the same period of 2013. The realized gold price was down 5%, averaging $1,202 per ounce in the fourth quarter of 2014, compared with $1,271 per ounce in the same period last year.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization was $46.4 million for the fourth quarter of 2014, down slightly from $46.7 million for the same period of 2013. The decrease was mostly due to a $1.3 million decrease in mine operating expenses as a result of lower tonnage mined and reduced headcount in the fourth quarter of 2014 compared to the same period of 2013, offset by an $0.8 million increase in royalty expense.
Depreciation and amortization
Depreciation and amortization expense decreased to $3.7 million for the fourth quarter of 2014 from $4.2 million for the fourth quarter of 2013 is the result of impairment charges recorded in 2013 which reduced the carrying value of Bogoso's assets for 2014.
Cash operating cost per ounce
Bogoso achieved its lowest quarterly cash operating cost per ounce in four years, averaging $926 for the fourth quarter of 2014, down from $1,391 in the same period in 2013. The substantial decrease in cash operating cost per ounce was the result of the lower strip ratio producing lower mining costs at Chujah as the mine realized the benefits of the betterment stripping that was completed in May 2014 and higher gold production.
Capital expenditures
Capital expenditures for the fourth quarter of 2014 were $3.3 million compared to $13.9 million incurred during the same period in 2013. The decrease was mainly the result of the completion of the Chujah pushback in May 2014. Sustaining capital expenditures were $0.2 million in the fourth quarter of 2014 compared to $3.9 million during the fourth quarter of 2013. Development capital expenditures decreased to $3.1 million in the fourth quarter of 2014 compared to $10.0 million in the comparable period of 2013. $2.3 million of the development capital expenditures in the fourth quarter of 2014 related to spending on the Prestea Underground development project.
Year ended December 31, 2014 compared to year ended December 31, 2013
Production
Bogoso gold sales were 147,957 ounces for 2014 compared to 144,999 ounces for 2013. Refractory gold sales increased to 130,208 ounces in 2014 from the 119,856 ounces sold in 2013 as a result of higher throughput, higher grade processed and higher recovery achieved during the year ended December 31, 2014. The increase in throughput was largely due to improvements in plant capital infrastructure.
Non-refractory gold sales dropped to 17,749 ounces in 2014, down 29% from the 25,143 ounces sold in 2013. Higher ounces gold production was achieved in 2013 as higher grade ore was mined from the Pampe operation, however this was replaced by lower grade tailings reclaim material in 2014.
Gold revenues
Gold revenues for 2014 were $186.2 million, down $18.5 million from $204.7 million in 2013. Gold sold totaled 147,957 ounces in the year ended December 31, 2014, up 2% from 144,999 ounces sold in 2013. The realized gold price was down 11%, averaging $1,258 per ounce in the year ended December 31, 2014, compared with $1,412 per ounce in the same period in 2013.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization was $187.4 million for 2014, down from $214.1 million for 2013. Mine operating expenses totaled $182.9 million, 5% lower than the $193.5 million incurred during 2013 mainly as a result of lower mining costs due to lower tonnage mined and lower headcount in 2014 compared to 2013 Processing costs were lower as a result of lower chemical and reagent usage including notably lower lime usage. In 2014 Bogoso incurred $3.8 million in severance costs to rationalize the workforce by reducing the headcount by 143. As a result salaries and benefits decreased by $1.8 million in 2014. The build-up of ore stockpiles during the year ended December 31, 2014 totaled $4.8 million compared to a $10.3 million draw down during 2013, resulting in a $15.1 million decrease in cost of sales excluding depreciation and amortization.

Depreciation and amortization
Depreciation and amortization expense decreased to $11.6 million for 2014, compared to $19.1 million for 2013 as the result of impairment charges recorded in 2013 which reduced the carrying value of Bogoso's assets for 2014.
Cash operating cost per ounce
Cash operating cost per ounce was $1,180 for 2014, compared to $1,361 for 2013. Cash operating costs for the year ended December 31, 2014 were $174.6 million, down from $197.3 million during 2013 due mainly to lower mine operating expenses achieved as a result of lower headcount and lower strip ratio resulting in lower mining costs at Chujah as the mine realized the benefits of the betterment stripping that was completed in the second quarter of 2014.
Capital expenditures
Capital expenditures for 2014 were $17.2 million compared to $69.1 million during 2013. Sustaining capital expenditures were $1.6 million in 2014 compared to $21.7 million during 2013. Development capital expenditures were $15.7 million in 2014 compared to $47.4 million in 2013. Development capital expenditures in 2014 included $8.3 million on the Prestea Underground development project and $5.9 million on capitalized betterment stripping at the Chujah pit.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Revenues	$86,586	$77,758	$79,567	$85,004	$96,034	$118,159	$120,693	$132,910
Cost of sales excluding depreciation and amortization	71,410	70,774	78,432	84,296	88,550	91,294	101,178	96,118
Net income/(loss)	(53,545)	1,165	(6,708)	(24,353)	(165,304)	4,539	(145,671)	7,922
Net income/(loss) attributable to shareholders of Golden Star	(48,155)	2,593	(5,153)	(22,364)	(148,576)	3,507	(128,828)	8,005
Net income/(loss) per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.19)	$0.01	$(0.02)	$(0.09)	$(0.57)	$0.01	$(0.50)	$0.03

SELECTED ANNUAL INFORMATION

(Stated in thousands of U.S. dollars except per share data)	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Cash and cash equivalents	$39,352	$65,551	$78,884
Working capital(1)	(31,964)	11,201	69,217
Total assets	258,053	325,743	656,295
Long-term financial liabilities	85,798	83,387	110,507
(Deficit)/Equity	(54,193)	26,702	328,176

	For the years ended December 31,
	2014	2013	2012
Revenue	$328,915	$467,796	$550,540
Net (loss)/income attributable to Golden Star	(73,079)	(265,892)	7,186
Net (loss)/income per share attributable to Golden Star shareholders - basic and diluted	(0.28)	(1.03)	0.03
(1) - Working Capital is calculated as Current Assets minus Current Liabilities as disclosed on the Consolidated Balance Sheet.

LIQUIDITY AND FINANCIAL CONDITION
The Company held $39 million in cash and cash equivalents as of December 31, 2014, down from $65.6 million at December 31, 2013. During the year ended December 31, 2014, operations provided $2.4 million of cash, cash used for investing totaled $36.6 million and financing activities provided $8.0 million.
Working capital declined from $11.2 million at December 31, 2013 to a working capital deficit of $32.0 million at December 31, 2014. Accounts payable increased from $109.0 million million at December 31, 2013 to $123.5 million at December 31, 2014 mainly due to an increase in accounts payable at Bogoso. Cash and cash equivalents declined from $65.6 million at December 31, 2013 to $39.4 million at December 31, 2014.
Before working capital changes, operations provided $3.1 million of operating cash flow during 2014, compared with $30.3 million provided by operations in 2013. Cash provided by operations decreased primarily due to lower revenues resulting from lower gold production and lower realized gold price during 2014.
Working capital changes used $0.7 million during 2014, compared to $28.9 million provided by working capital in 2013. The working capital changes in 2014 related mainly to a decrease of current tax payable by $9.5 million, an increase in accounts receivable by $6.6 million and an increase in inventories by $4.8 million, offset by an increase in accounts payable and accrued liabilities by $18.1 million and a decrease in prepaids and other by $2.2 million. The increase in accounts payable is mainly related to an increase in the amounts payable to the VRA. The Company has reached an agreement with the VRA on a mutually acceptable plan to repay $30.4 million of payables. The repayment plan includes a deferral of approximately $22 million to 2016 and 2017 which is expected to improve the Company's working capital position when it is recorded as long-term in the first quarter of 2015.
Investing activities used $36.6 million during 2014, including $32.2 million on construction in progress, $0.1 million on mining property development and $0.5 million for the plant and facility upgrades. Investing activities used $101.4 million during 2013 which consisted mainly of $62.4 million on mining property development, $36.5 million on construction in progress and $3.8 million on plant and facility upgrades and purchases of mobile equipment.
Financing activities provided a net of $8.0 million in 2014 compared to a net of $28.8 million in 2013. During the year ended December 31, 2014, the Company drew down an additional $20.0 million under the $50 million Ecobank Loan I and made total principal repayments of $12.0 million on Ecobank Loan I, equipment loans and capital lease obligations. During 2013, the Company drew down a total of $30 million under the Ecobank Loan I and financed $7.7 million of new mobile equipment purchases through capital leases and the Company's equipment financing facility, offset by $7.9 million principal repayment of debt.
LIQUIDITY OUTLOOK
As of December 31, 2014, the Company had $39.4 million in cash, $25.0 million available for draw down under the Ecobank Loan II and funds available for mobile equipment purchases under the Company's equipment financing facilities.
Working capital declined from $11.2 million at December 31, 2013 to a working capital deficit of $32.0 million at December 31, 2014. Accounts payable increased from $109.0 million at December 31, 2013 to $123.5 million at December 31, 2014 mainly due to an increase in accounts payable at Bogoso. The increase in accounts payable is mainly related to an increase in the amounts payable to the VRA. The Company has reached an agreement with the VRA on a mutually acceptable plan to repay $30.4 million of payables. The repayment plan includes a deferral of approximately $22 million to 2016 and 2017 which is expected to improve the Company's working capital position.
The Company is currently developing a care and maintenance plan to maintain the Bogoso refractory processing plant subsequent to suspension of the plant and are in the process of determining the associated care and maintenance, holding and employee severance costs. The Company currently estimates employee severance to be between $12 million to $16 million which is expected to be incurred and expensed in 2015.
At Bogoso, payables have increased from $73.8 million at December 31, 2013 to $83.5 million at December 31, 2014 due to lower revenues and operating cash flows. The heavy rainfall experienced in June impeded access to the higher grade ore in Chujah resulting in lower than expected production. Additionally, the refractory processing plant at Bogoso experienced an extended power outage which affected production at the beginning of the third quarter. Subsequent to these production interruptions, Bogoso's gold production and operating cash flow improved as a result of improved access to higher grade ore mined at depth from the Chujah and Bogoso North pits. The improved Bogoso cash flow from operations resulted in a decrease of payables of approximately $4 million during the fourth quarter of 2014. Based on current gold prices, the Company expects Bogoso to have a positive cash flow from operations for 2015.
The Company intends to initially fund the development of the Wassa underground mine with the $25 million available from the Ecobank Loan II and cash flow from operations. The Company also completed the PEA on the development of the Prestea Mine in December 2014. The Company is currently seeking additional financing however there can be no assurance that such funding will be available at all or on terms acceptable to the Company.
In the short term, the Company expects to continue to fund operations and capital projects through operating cash flows, the Ecobank Loan II and cash on hand. If these sources are not sufficient, the Company could delay planned capital projects or curtail operational spending.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$16,198	$104,554	$8,906	$—	$129,658
Finance leases	983	2,104	776	—	3,863
Interest on long term debt	8,088	10,414	420	—	18,922
Purchase obligations	3,642	—	—	—	3,642
Rehabilitation provisions[2]	4,562	28,168	29,627	30,040	92,397
Total	$33,473	$145,240	$39,729	$30,040	$248,482

[1]
Includes $77.5 million of 5% Convertible Debentures maturing in June 2017, the $50.0 million draw down from the Ecobank Loan I and outstanding repayment amounts from equipment financing loans. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in 2014 and 2013 other than compensation of key management personnel which is presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	For the years ended December 31,
(Stated in thousands of U.S dollars)	2014	2013
Salaries, wages, and other benefits	$2,139	$2,020
Bonus and severances	868	2,125
Share-based compensation	1,145	1,606
	$4,152	$5,751
OFF-BALANCE ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "cash (used in)/provided by operations before working capital changes", "adjusted net (loss)/income attributable to Golden Star shareholders" and "adjusted net (loss)/income per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars)	For the three months ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
Cost of sales excluding depreciation and amortization	$71,410	$88,549	$304,912	$377,140
Severance charges	(815)	—	(2,844)	—
Royalties	(4,332)	(4,806)	(16,459)	(23,414)
Metals inventory net realizable value adjustment	—	(1,420)	(1,452)	(6,807)
Cash operating costs	66,263	82,323	284,157	346,919
Royalties	4,332	4,806	16,459	23,414
Metals inventory net realizable value adjustment	—	1,420	1,452	6,807
Accretion of rehabilitation provision	437	148	1,746	592
General and administrative costs	2,819	5,097	16,367	21,515
Sustaining capital expenditures	2,460	9,777	6,212	39,334
All-in sustaining costs	$76,311	$103,571	$326,393	$438,581

Ounces sold	72,085	75,430	260,788	330,806
Cost per ounce measures ($/oz):
Cash operating cost per ounce	919	1,091	1,090	1,049
All-in sustaining cost per ounce	1,059	1,373	1,252	1,326
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines (stated in thousands of U.S dollar except cash operating cost per ounce):

	For the three months ended
	December 31, 2014
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$25,002	$46,408	$71,410
Severance charges	—	(815)	(815)
Royalties	(1,550)	(2,782)	(4,332)
Cash operating costs	$23,452	$42,811	$66,263

Ounces sold	25,831	46,254	72,085

Cash operating cost per ounce	$908	$926	$919

	For the three months ended
	December 31, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$41,899	$46,650	$88,549
Royalties	(2,829)	(1,977)	(4,806)
Metals inventory net realizable value adjustment	—	(1,420)	(1,420)
Cash operating costs	$39,070	$43,253	$82,323

Ounces sold	44,337	31,093	75,430

Cash operating cost per ounce	$881	$1,391	$1,091

	For the years ended
	December 31, 2014
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$117,485	$187,427	$304,912
Severance charges	—	(2,844)	(2,844)
Royalties	(7,144)	(9,315)	(16,459)
Metals inventory net realizable value adjustment	(799)	(653)	(1,452)
Cash operating costs	$109,542	$174,615	$284,157

Ounces sold	112,831	147,957	260,788

Cash operating cost per ounce	$971	$1,180	$1,090

	For the years ended
	December 31, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$163,066	$214,074	$377,140
Royalties	(13,171)	(10,243)	(23,414)
Metals inventory net realizable value adjustment	(265)	(6,542)	(6,807)
Cash operating costs	$149,630	$197,289	$346,919

Ounces sold	185,807	144,999	330,806

Cash operating cost per ounce	$805	$1,361	$1,049
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net income/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net income/(loss) attributable to Golden Star shareholders to adjusted net income/ (loss) attributable to Golden Star shareholders and adjusted net (loss)/income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the three months ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
Net income/(loss) attributable to Golden Star shareholders	$(48,155)	$(148,576)	$(73,079)	$(265,892)
Add back:
Gain on fair value of 5% Convertible Debentures	(1,501)	(1,624)	538	(51,967)
Severance charges	815	—	2,844	—
Impairment charges	57,747	159,704	57,747	355,624
Tax recovery related to impairment charges	—	—	—	(26,328)
	8,906	9,504	(11,950)	11,437
Adjustments attributable to non-controlling interest	(81)	(15,970)	(284)	(32,930)
Adjusted net income/(loss) attributable to Golden Star shareholders	$8,825	$(6,466)	$(12,234)	$(21,493)

Adjusted net income/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.03	$(0.02)	$(0.05)	$(0.08)
Weighted average shares outstanding - basic and diluted (millions)	259.4	259.1	259.4	259.1
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Convertible Debentures, non-cash impairment charges and severance charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the consolidated financial statements.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of February 18, 2015, there were 259,490,083 common shares of the Company issued and outstanding, 14,935,047 stock options outstanding, 1,962,208 deferred share units outstanding, 3,220,665 share appreciation rights outstanding, 2,345,850 performance share units outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights and performance share units are cash settled instruments.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2014.

CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2014.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at December 31, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$39,352	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	14,832	Loans and receivables	Foreign exchange/Credit
Trade and other payables	79,528	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	47,846	Fair value through profit and loss	Interest
Ecobank Loan I, net of loan fees	42,925	Amortized cost	Interest
Equipment financing facility	8,345	Amortized cost	Interest
Finance leases	3,863	Amortized cost	Interest
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan I, the equipment financing facility, the finance leases and other liabilities approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and twelve months ended December 31, 2014, revaluation gains of $1.5 million and loss of $0.5 million were recorded respectively while revaluation loss of $1.6 million and gain of $52.0 million were included in earnings for the three and twelve ended December 31, 2013.
DISCLOSURES ABOUT RISKS
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk.
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our 5% Convertible Debentures and the outstanding loans under our equipment financing facility bear interest at a fixed rate and are not subject to changes in interest payments. The Ecobank Loans I and II bear annual interest based on the three month LIBOR plus 9% and three month LIBOR plus 11% respectively. Based on the current $43.8 million outstanding balance, a hundred basis points change in the three month LIBOR rate will result in a $0.4 million per annum change in interest expense. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage its exposure to interest rate risk.
Foreign Currency Exchange Rate Risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating units transact mainly in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Canadian dollars, Ghana cedis, Euros, British pounds, Australian dollars and South African rand. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. In the past, we have entered into forward purchase contracts for South African rand, euros and other currencies to hedge expected purchase costs of capital assets. During 2014 and 2013, we had no currency related derivatives. As at December 31, 2014, and December 31, 2013, we held $1.5 million and $5.1 million, respectively, of US dollar equivalents in foreign currency.

Commodity Price Risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. A $10 per ounce change in gold price would result in approximately a $2.6 million and $2.1 million change based on our 2014 revenues and operating cash flows respectively. To reduce gold price volatility, we have at various times entered into gold price derivatives. The Company did not have outstanding gold price derivatives at the end of 2014 and 2013.
Liquidity Risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.
Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations and the price of gold.
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets and derivatives. We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. We mitigate the credit risks of our derivatives by entering into derivative contracts with only high quality counter parties. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
The Company's management, under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2014. In making this assessment, it used the criteria set forth in the Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our assessment, management has concluded that, as at December 31, 2014, the Company's internal control over financial reporting is effective based on those criteria.
The Company's internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers Chartered Professional Accountants, Licensed Public Accountants who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2014. PwC LLP as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2014, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the year ended December 31, 2014, are substantially the same as those disclosed and discussed in our annual information form for the year ended December 31, 2013. Additional risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2014, which will be filed on SEDAR at www.sedar.com.